# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stone Point Credit Corp, CIK 0001825384
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 20 HORSENECK LANE, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-001662
Filed by CIK 0001125824

## Reporting persons
- GENERAL ELECTRIC PENSION TRUST: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,969,454.13; sole dispositive power 0; shared dispositive power 3,969,454.13; aggregate amount beneficially owned 3,969,454.13 (6.01% of the class)
- GE INVESTMENT MANAGEMENT CORP: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,969,454.13; sole dispositive power 0; shared dispositive power 3,969,454.13; aggregate amount beneficially owned 3,969,454.13 (6.01% of the class)
- GENERAL ELECTRIC CO: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,969,454.13; sole dispositive power 0; shared dispositive power 3,969,454.13; aggregate amount beneficially owned 3,969,454.13 (6.01% of the class)

## Item 1. Issuer
Name of issuer: Stone Point Credit Corp
Address of issuer's principal executive offices: 20 Horseneck Lane, Greenwich, CT 06830.

## Item 2. Person Filing
Name of person filing:
This statement is being filed by: (i) General Electric Pension Trust, a New York common law trust ("GEPT") with respect to the shares of common stock, par value $0.001 per share ("Common Stock") owned by GEPT; (ii) GE Investment Management Corp., a Delaware corporation ("GEIM"), which serves as investment manager to GEPT; and (iii) General Electric Company, a New York corporation, the parent company of GEIM ("GE", and together with GEPT and GEIM, the "Reporting Persons").

The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of GEPT and GEIM is 901 Main Avenue, The Towers at Merritt River, Norwalk, CT 06851. The address of the business office of GE is 1 Neumann Way, Evendale, OH 45215.
Citizenship: GEPT is a New York common law trust. GEIM is a Delaware corporation. GE is a New York corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of approximately 66,064,391 shares of Common Stock reported to be outstanding as of September 30, 2025, which is the number of shares of Common Stock the Reporting Persons understand to be outstanding as of such date.
Percent of class: 6.01%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GENERAL ELECTRIC PENSION TRUST: /s/ Scott Silberstein, Scott Silberstein, Trustee (11/14/2025)
- GE INVESTMENT MANAGEMENT CORP: /s/ Scott Silberstein, Scott Silberstein, General Counsel and Secretary (11/14/2025)
- GENERAL ELECTRIC CO: /s/ Scott Silberstein, Scott Silberstein, Executive Counsel (11/14/2025)